FILE NO. 82-34832

starpharma

SUPPL

05012854

23 November 2005

SEC MAIL PROCESSING RECEIVED NOV 28 2005 WASH. D.C. 185 SECTION

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Dear Sirs,

INFORMATION REQUIRED PURSUANT TO RULE 12g3-2(b)

We are enclosing copies of all information that has been made public, filed with a stock exchange or sent to security holders since 15 September 2005. The first release after this date was on September 27 2005.

Yours faithfully,

B P Rogers
Company Secretary

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

11/29

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Level 6, Baker Heart Research Building, Commercial Road,
Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Starpharma Holdings Limited

ABN

078 532 180

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	23,529,412
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	ordinary shares: • 9,573,250 issued on 17 November 2005; • 13,956,162 to be issued on 20 December 2005, subject to shareholder approval.

+ See chapter 19 for defined terms.

200254664_1

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
5	Issue price or consideration	$12 million (0.51 per share)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Fund the development of line extensions of the microbicide gel VivaGel™ including the prevention of Genital Herpes, to further build the company's product pipeline, and to increase collaborative activities with its investee company, US based Dendritic NanoTechnologies, Inc (DNT).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 November 2005 for 9,573,250 20 December 2005 for 13,956,162 (subject to shareholder approval)

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	127,920,250 from 17 November 2005 141,876,412 from 20 December 2005 (subject to shareholder approval)	ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,282,000	Options expiring at various dates ex various prices (SPLAM)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 November 2005
(~~Director/~~Company secretary)

Print name: B P Rogers

== == == == ==

starpharma

File No. 82-34832

17 November, 2005

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT 2001 (CTH)

Starpharma Holdings Limited has today issued 9,573,250 ordinary shares to various institutional investors. It also has agreed to issue a further 13,956,162 subject to shareholder approval to be sought at the Extraordinary General Meeting to be held on 16 December 2005. The Company gives notice under section 708A(5) of the *Corporations Act 2001* (Cth) (**Act**) that:

1. the Company issued the shares without disclosure to investors under Part 6D.2 of the Act;

2. as at the date of this notice, the Company has complied with:

    a. the provisions of Chapter 2M of the Act as they apply to the Company; and

    b. section 674 of the Act; and

3. as at the date of this notice, there is no information to be disclosed which is excluded information as defined in section 708A(7) of the Act.

Yours sincerely,

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road, Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

File No. 82-34832

starpharma

17 November 2005

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Annual General Meeting 16 November 2005
Starpharma Holdings Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Ben Rogers
Company Secretary

Starpharma Holdings Limited | **Proxy Summary**
Annual General Meeting | **16 November 2005**

1 Adoption of Remuneration Report

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
17,429,668	605,000	162,953	1,101,946

The motion was carried on a show of hands as an ordinary resolution.

2 Approval and Ratification of Issue of Ordinary Shares

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
17,423,368	649,300	115,953	863,190

The motion was carried on a show of hands as an ordinary resolution.

3 Re-election of Mr Ross Dobinson as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
17,536,303	543,600	99,718	1,119,946

The motion was carried on a show of hands as an ordinary resolution.

4 Re-election of Prof Peter Colman as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
17,655,403	427,000	97,218	1,119,946

The motion was carried on a show of hands as an ordinary resolution.

starpharma

Starpharma Holdings Limited

Annual General Meeting
16 November 2005

Chairman's Address

Peter Bartels

Chairman

starpharma

Chairman's Address

Annual General Meeting of Starpharma Holdings Limited

Wednesday 16 November 2005

As I prepare to present my third Chairman's address for Starpharma, there is a buzz of excitement among senior management and increasingly much improved sentiment in the biotechnology sector as a whole.

And having reviewed the basis of their enthusiasm, I can say that it's well placed.

Starpharma has achieved some seminal achievements over the previous 12 months.

I plan to touch on a few of them, but as has become the tradition at Starpharma AGMs, I'll leave it to CEO John Raff to describe events in more detail, and today we'll also hear from Jackie Fairley our new Chief Operating Officer.

Last year, my address centred on the theme of Starpharma's relative positioning, in both the Australian and the global biotechnology contexts.

Based on performance indicators such as recognition by international peers and number of patents, Starpharma was clearly in a very strong position in Australia and a significant world player.

By all indications, we have strengthened that position as our lead product, VivaGel, continues smoothly along the path to commercialisation.

Such progress is a credit to management and staff, as this path can be littered with proverbial potholes for the unsuspecting traveller.

Funding

On the funding front, the US National Institutes of Health has delivered good news for the second year running. Those who heard me speak last year may recall that Starpharma had just received 7.5 million dollars from the NIH to lead a consortium of Australian and US research groups to accelerate the clinical development of VivaGel.

Fast-forward almost 12 months, and we recently received record funding for an Australian biotech from the NIH of more than $26 million for the development of VivaGel.

As a result, VivaGel for HIV is now totally funded through to Phase 3 by external, that is, non-shareholder, sources. This is a very satisfactory position for a company such as Starpharma to achieve.

Funding can be a tricky business, it's not only the actual dollars that are important.

The funding process itself lends unsurpassed peer support to Starpharma's science and its approach to commercialisation. The NIH grant was awarded only after an independent international panel scrutinized the application – in a competitive bid situation – they made the favourable recommendation.

It's not possible to buy that sort of international good will in medical research circles.

We received additional support from the Australian Government for the development of Starpharma's dendrimers as new pharmaceuticals. The grant was part of the

Pharmaceuticals Partnerships Program which Federal Minister Ian Macfarlane chose to announce during a visit to Starpharma's operation in Melbourne. This grant is worth up to $5.6 million over 4 years.

Capital raising

Two day's ago on Monday we announced that we had raised $12 million through a Share Placement with new and current shareholders. We are concurrently offering a Share Purchase Plan to all shareholders which we expect will raise an additional $3 million.

The placement was particularly pleasing as we saw many of our existing institutional shareholders increase their equity in the company and we attracted some of Australia's leading institutions to also participate. In all, large institutional investors contributed more than 70% of the money raised. John Raff will talk more about this later.

Senior personnel and the board

I have sung the praises of John Raff in the past. He's that rare breed of scientist blended with commercialism that has the right mix of qualities needed to take Starpharma forward in a highly competitive market sector.

Others have described him succinctly as a "successful biotechnology entrepreneur".

John has added some excellent new members to the management team which must surely be the envy of many a biotech organisation.

With the appointment of Jackie Fairley as the new COO and Paul Barrett in the role of business development manager, the quality of our management is second to none.

Jackie joined Starpharma at the time our development was taking the company in the direction of internationalisation and its attendant growth. She encapsulates precisely the qualities that the board had in mind when it first considered the COO's position description. We are fortunate to have her on board.

Partnerships

No company can operate in isolation. Starpharma recognised early in the piece the importance of establishing business and research relations and have maintained that culture.

We have substantial equity in two companies that complement our technology – 33% in US-based Dendritic Nanotechnologies and 22% in Australian Dimerix Bioscience, a specialist drug development company.

In research, our broadening relationship with the NIH brings with it access to key investigators and opinion leaders in our field of interest.

In this regard Starpharma's recent record speaks for itself.

I'll close by saying how fulfilling I find my role as chairman and my association with Starpharma at this important stage of the company's development.

I feel proud to lead a company with such dedicated people at all levels.

I'll now pass the baton to Dr John Raff before we proceed with the formal business on the agenda.

Peter T Bartels, *AO*

Starpharma: Positioned for Success

John Raff

Chief Executive Officer

2004 / 2005: The Year in Review

starpharma

September	$US5.4M NIH funding for ComboGel™
December	Phase I VivaGel™ trial → Forbes/Wolfe "Top 5 Nanotech breakthroughs of 2004"
January	Dow : Entire dendrimer portfolio to DNT for 30% share of DNT equity
February	Signed development deal with Anadis Ltd
April	$5.5M P3 product development grant
May	Investee company DNT announces breakthrough Priostar™ technology
June	US ADRs: > 5% of Starpharma equity
September	NCI comprehensive funding of DNT ovarian cancer detection
October	A$26.4m non-dilutive NIH funding to develop VivaGel™
October	Exchanged 25% royalty stream on VivaGel™ etc for 7.11M shares
November	Oversubscribed institutional placement raises $12M

Starpharma: Positioned for Success

starpharma

Financially secure	✓
Non-dilutive, external funding for VivaGel™ in place	✓
VivaGel™ Phase I trial successful; further human trials scheduled and funded	✓
Dendrimer platform yielding multiple commercial opportunities	✓
Exceptional uptake of US ADRs	✓
Valuable equity and strategic holding in DNT	✓
Experienced management team	✓

Share Placement and SPP

starpharma

Two-Part Placement

- Offer of 23.5m shares to raise $12 million
- Issue price of $0.51
- 9.6m shares ($4.9m) immediately under 15% rule
- 13.9m shares ($7.1m) subject to shareholder approval

Share Purchase Plan

- Underwritten Offer of 5.9m shares to raise $3 million
- Issue price of $0.51
- Investors in the first tranche of the placement will be able to participate in the SPP
- Underwritten by Patersons Securities Limited
- Underwriting subject to shareholder approval

Use of Funds

Product Pipeline Development

DNT Collaborative Activities

Overheads and Working Capital

Indicative Timetable

Announce A$15M Placement and SPP	14 November
Settlement of first tranche of Placement shares	17 November
Placement shares listed on ASX	18 November
Record date for SPP	18 November
SPP offer opens	21 November
Closing Date for SPP	15 December
Shareholder meeting to approve second tranche of Placement and SPP underwriting shares	16 December
Settlement of second tranche of Placement shares and SPP shortfall (if any)	20 December
SPP and second tranche of Placement shares listed on ASX	23 December

Starpharma's Projects

starpharma

Starpharma's Pipeline

starpharma


Development Pipeline
VivaGel™ - HIV
VivaGel™ - Herpes
'ComboGel'
Condom Coating
Device (TBC)
Discovery Pipeline
ADME* Engineering
Anti-Cancer Agent
Respiratory
Anti-angiogenesis
Anti-Cancer Diagnostic
GPCR Agonists
Feasibility
Proof of Concept
Pre-Clinical Candidate
Phase 1
"Phases 2 & 3" Large Scale Efficacy Trials for Preventatives

***ADME: Absorption Distribution Metabolism Excretion**

DNT is a Valuable and Strategic Asset

starpharma

- SPL has a 33% holding in a private US company Dendritic Nanotechnologies Inc (DNT)
- DNT is a valuable, but as yet not externally priced, company
  - Existing revenue streams from deals with leading pharmaceutical and biotechnology companies including Pfizer Inc; Sigma Aldrich; General Dynamics Corporation, US Dept. Defense etc
  - Licensed two products generating royalty income
  - DNT recently announced major contract with NCI to fund its ovarian cancer diagnostic dev't.
  - DNT is currently developing a number of products for near-term licensing and an exciting new synthetic methodology (Priostar™) for generating dendrimers cheaper and faster
- The DOW Chemical Company transferred its entire intellectual property portfolio in dendrimers to DNT in exchange for a 30% equity holding
- SPL has exclusive commercialisation rights to DNT's technology for nanopharmaceuticals
- SPL believes the market has not yet realised the value of its equity holding in DNT: Listed companies on Nasdaq developing nanomaterials have market caps of between US$80m – US$190m

MCaps of Listed US Nanomaterials Companies

COMPANY	MCap (US$m)
Orthovita	190
Altair	168
Nanogen	157
Nanophase	106
Lumera	81
Isonics	79

VivaGel™ : A compelling commercial opportunity

Jackie Fairley
Chief Operating Officer

VivaGel™ – Lead Product for Prevention of STIs

starpharma

VivaGel™ packaged into pre-filled applicators.



- VivaGel™ is a microbicide being developed to prevent sexually transmitted infections (STIs) in women
- VivaGel™ is a gel-based formulation with a nanotech active, delivered privately via an applicator prior to sexual activity
- The active ingredient of VivaGel™ (SPL7013) inactivates HIV and HSV-2 (genital herpes) virus by binding with the virus preventing it attaching to the host
- Vaccines against HIV and genital herpes have thus far failed and there is a significant and growing recognition that microbicides offer the best alternative

VivaGel™ offers an attractive first line defence against the spread of HIV and genital herpes

HIV – A Preventable, Life Threatening Disease

- Human Immunodeficiency Virus (HIV) is the virus that causes AIDS (Acquired Immune Deficiency Syndrome)
- AIDS is the most serious stage of the HIV infection, it results from the destruction of the infected person's immune system
- No cure for HIV/AIDS
- HIV may be transmitted by individuals that are asymptomatic
- 37,000,000 adults living with HIV; every day 7,000 women are newly infected
- Existing prevention methods to reduce the risk of infection have proven relatively ineffective:
  - Condoms (male controlled, cultural implications, user reservations)
  - More than 50 HIV vaccines have failed and estimates are that an effective vaccine is many years away

Large and growing market need for an effective means of preventing HIV infection

Microbicide Development Act 2005: US Senate

starpharma

- The Microbicide Development Act 2005 introduced by H Clinton et al.

"It is estimated that by age 25 half of all sexually active people in the United States can expect to be infected with a sexually transmitted disease (STD) "

HIV and AIDS (in the US): *"Direct medical costs of up to $15.5 billion per annum"*

"AIDS is the number one cause of death in African-American women aged 25-34"

"""HIV prevention options as of 2005 are not enough"

best option…technologies like microbicides which women can initiate and control"

"The US Government is firmly committed to the development of safe and effective microbicides"

Microbicides: a key STI prevention strategy well supported in the USA

SPL Awarded US$20.3m Funding from the NIH

starpharma

A$26m+ of non-dilutive funding

- Funding is provided without any downstream commercial obligations on future revenues generated from VivaGel™
- Funding will allow Starpharma to take product to market itself or secure a late-stage licensing deal

Strong Endorsement of VivaGel™

- The National Institutes of Health (NIH) is one of the most significant research organisations in the world
- Following a 12+ month evaluation period NIH selected VivaGel™ as the candidate for development support

Significantly 'de-risks' VivaGel™

- NIH funding will support VivaGel's non-clinical and clinical development including scale-up manufacturing through to the final large-scale population study
- In addition to the funding, the NIH relationship ensures Starpharma can access world-class clinical development expertise, key clinicians and opinion leaders

Significantly enhances probability that VivaGel™ will be successfully developed and commercialised

Genital Herpes – Large and Growing Market

starpharma

- 22% of the US adult population has genital herpes; Est. cost (US) >$1.5B pa
- Without intervention the prevalence of genital herpes in the US is expected to increase to 39% of men and 49% of women by 2025

Prevalence of Genital Herpes



USA:
22% Population
26% F / 18% Male
Central / South America:
20-40% Female Population
Europe:
10 - 33% Population
Africa:
30-80% Female Population
Japan:
7% Population
Australia:
12% Population
16% F / 8% Male

Sources:
Herpes Suppl. 11, 2004
Aust. Sexual Health Conf. 2005

Genital herpes is the "un-recognised pandemic" of the industrialised world

Genital Herpes – Nasty, Incurable Disease

starpharma

- Infection is life-long, drugs do not cure
- Results in painful blisters/ulcers
  - Ulcers last 3-4 weeks; 4-5 ulcerative episodes p.a
- Frequently causes anxiety and depression in affected individuals
- Increases affected individuals' risk of HIV infection by 4-8x
- May be transmitted by individuals who have no visible ulcers
- Transmissible at birth:
  - Occular, neurological and respiratory disease
  - Long term complications in 40%; death in 14%
- Existing prevention methods (condoms and vaccines) to reduce the risk of infection have proven relatively ineffective

Genital herpes is an incurable, life long condition that can be transmitted unknowingly

VivaGel™ – Exciting Product Showing Excellent Results

starpharma

Product Offers Several Key Advantages	Gel applications have significantly better take-up than condoms Female controlled, discreet and convenient Compelling competitive advantages: efficacy; non-irritant; broad activity Compatible with condoms
Excellent Clinical Results in Human and Primate Trials	Human trials: VivaGel™ is non-toxic and non-irritating Potent activity in relevant HIV strains in very tough primate trials Potent activity against other STIs including herpes in animal trials Viruses appear not to develop resistance to VivaGel™
Excellent Drug Characteristics	Lower risk development – Topical gel, external to body Affordable – Low manufacturing costs Excellent IP position Passes key FDA hurdle – Well defined chemical entity

Developed Countries: Market opportunity for microbicides

starpharma

Market Penetration	Average Frequency of Use per Annum		
	25x	50x	100x
2.5%	US$365m	US$730m	US$1460m
5.0%	US$725m	US$1450m	US$2900m
10.0%	US$1450m	US$2900m	US$5800m

- Key assumptions
  - 291m women of reproductive age (15-49) in developed countries
  - Unit sale price circa US$2
  - Usage rates according to published data

VivaGel™ – Excellent Market Opportunities

starpharma

- Starpharma is currently focused on four commercial applications of VivaGel™

Product	**VivaGel™ HIV Prevention** Topical Microbicide	**VivaGel™ Genital Herpes Prevention** Topical Microbicide	**Premium Condoms** Microbicide Condom Coating	**'ComboGel'** Combination Microbicide & Contraceptive
Est. Market Size	> US$1bn	> US$1bn	$US300-500M	> US$1.5bn
Path to Market	IND De-risked via NIH funding	IND Costs reduced and de-risked by utilising HIV safety studies	Device Likely less onerous regulatory path	IND De-risked via NIH funding
Est. Market Entry	~ 2H 2008	~ 1-2H 2008	2H 2007 Depends on Partner	> 1H 2009

Starpharma is targeting several significant market opportunities

Starpharma: Value Highlights

starpharma

Strong financial position

- Successful institutional placement raised $12M (>2 years cash)

NIH Funding

- US$20.3m of non-diluting funding
- Significant validation of the technology
- Funding de-risks development

Expected News flow

- International and domestic human trials ("Phase 2") of VivaGel™ for HIV and VivaGel™ for Herpes in the first half of 2006
- Strong probability of additional non-dilutive funding from international health organisations and commercial announcements (Starpharma and DNT)

Market opportunities

- Initial applications target HIV and genital herpes: significant problems in developed and developing nations – multibillion $

Valuable Assets

- Equity stake in Dendrimer Nanotechnologies (DNT) and Dimerix
- Breadth and quality of dendrimer pipeline

Discovery Projects Overview

starpharma

- **ADME Engineering™**
  - Use of dendrimers to improve pharmacokinetics and safety of existing small molecule drugs and protein therapeutics
  - Potential as patent extension mechanism, improved dose efficiency
- **Anticancer Agent**
  - Specific example of ADME engineering of existing anticancer drug to modify the pharmacokinetic and safety profile
- **Respiratory**
  - Dendrimers for the treatment/prevention of RSV and other respiratory pathogens eg. influenza, exotic viruses
  - A natural extension of Starpharma's antiviral expertise.
- **Anti-angiogenesis Agent**
  - In vivo efficacy demonstrated
  - Potential for local delivery reducing dosing load and frequency
  - Non-cancer applications include: AMD, diabetic retinopathy, macular oedema.
- **Anti-cancer Diagnostic**
  - Faster and clearer imaging of cancer
  - Proof of concept studies underway in solid tumours
- **GPCR Agonist, eg Cancer**
  - Polyvalent engineering of existing small molecule GPCR ligands to improve efficacy and reduce toxicity.

VivaGel™ – Significant Advantages Over Competitors

starpharma

Significant Advantages over Other Products in Development*

*As demonstrated by NIH selecting VivaGel™

Competitor Products	Key Disadvantages	VivaGel™ Advantages
Surfactants / Detergents	• Increases the risk of infection by HIV and other viruses	• No surfactant properties: Does not increase infection risk (non-irritant)
Sulphated Carbohydrates	• Not active against clinical HIV strains	• Highly active against all HIV strains tested
Reverse Transcript. Inhibitors and other anti-viral drugs	• Drug resistance is an issue • Primary mode of action requires infection process to have begun • Not active against herpes	• Very high barrier to development of viral resistance • Primary mode of action is prevention of virus attachment • Potent activity against herpes
Sulphated Polymers	• High cost of synthesis • Poor characterisation of the drug substance	• Excellent drug characteristics: – Low manufacturing costs – Stable, well defined entity
Acidity Control (buffering agents)	• Acidity control: sufficient protection as mono-therapy?	• Potent activity against HIV and HSV-2 in animal models; non-irritant

File No. 82-34832

starpharma

STARPHARMA HOLDINGS LTD
ABN 20 078 532 180

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE is given that an extraordinary general meeting of Starpharma Holdings Ltd ABN 20 078 532 180 (**Company**) will be held at the ASX Theatrette, 530 Collins Street, Melbourne, Victoria on **Friday 16 December 2005 at 11am**.

Special Business

Item 1: Ratification of Share Issue

To consider and, if thought fit, pass the following as an ordinary resolution:

"That the issue of 9,573,250 ordinary shares in the Company on or before the date of this extraordinary general meeting, as contemplated in the explanatory notes accompanying the notice convening this meeting, be approved for all purposes including ASX Listing Rule 7.4."

Item 2: Placement of shares

To consider and, if thought fit, pass the following as an ordinary resolution:

"That the issue of up to 13,956,162 ordinary shares in the Company at a price of 51 cents per share, as contemplated in the explanatory notes accompanying the notice convening this meeting, be approved for all purposes including ASX Listing Rule 7.1."

Item 3: Underwritten Share Purchase Plan

To consider, and if thought fit, pass the following as an ordinary resolution:

"That issue of up to 5,882,353 new ordinary shares in the Company at a price of 51 cents per share to an underwriter of the Company's proposed Share Purchase Plan (or any nominee of it), as contemplated in the explanatory notes accompanying the notice convening this meeting, be approved for all purposes including ASX Listing Rule 7.1."

By order of the Board

B P Rogers
Company Secretary
15 November 2005

Voting Exclusion Statements

In accordance with ASX Listing Rule 14.11, the Company makes the following statements:

In relation to the resolution in Item 1

The Company will disregard any votes cast on the resolution in item 1 of Special Business by:

- any person who participated in the issue of shares in the Company; and
- an associate of any such person.

In relation to the resolution in Item 2

The Company will disregard any votes cast on the resolution in item 2 of Special Business by:

- any person who may participate in the proposed issue of shares in the Company;
- any person who might obtain a benefit, except for a benefit solely in the capacity of a shareholder, if the resolution is passed; and
- an associate of any such person.

In relation to the resolution in Item 3

The Company will disregard any votes cast on the resolution in item 3 of Special Business by:

- Patersons Securities Limited;
- any person who might obtain a benefit, except for a benefit solely in the capacity of a shareholder, if the resolution is passed; and
- an associate of any such person.

General

However, the Company need not disregard a vote if:

(a) it is cast by such a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Entitlements

For the purpose of the *Corporations Act 2001* (Cth), the Company has determined that all securities of the Company that are quoted securities at 7:00pm Melbourne Time on 15 December 2005 will be taken, for the purpose of the meeting, to held by the persons who held them at the time.

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 24 hours before the commencement of the meeting at 11.00AM on Friday, 16 December 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

IN PERSON	Registered Office - Baker Building, 75 Commercial Road, Melbourne, Vic, 3004
	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford, Vic 3067
BY MAIL	Registered Office - Baker Building, 75 Commercial Road, Melbourne, Vic, 3004
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	Starpharma - 61 3 9510 5955
	Computershare - 61 3 9473 2555

starpharma

Starpharma Holdings Limited

ABN 20 078 532 180

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse)

000001
000
SPL
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Starpharma Holdings Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Extraordinary General Meeting of Starpharma Holdings Limited to be held at ASX Theatrette, 530 Collins Street, Melbourne, Victoria on Friday, 16 December 2005 at 11.00AM and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 1, 2 and 3 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on these items below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the *Chairman of the Meeting will not cast your votes on these items and your votes will not be counted in computing the required majority if a poll is called on these items.* The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Ratification of Share Issue			
Item 2	Placement of Shares			
Item 3	Underwritten Share Purchase Plan			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. **AND** % **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

SPL 5PR

SPL_LIVE 085848/000001/000001

Item 3: Underwritten Share Purchase Plan

Item 3 seeks shareholder approval for the issue of up to *5,882,353* ordinary shares to Patersons Securities Limited as underwriter of the Company's proposed Share Purchase Plan (or its nominees).

Broadly, under the proposed Share Purchase Plan (**SPP**), each shareholder will have the opportunity to acquire up to $5,000 worth of new shares at 51 cents per share (being approximately 9,803 shares). The Company expects to make offers under the SPP in November 2005. (Shares issued under the SPP to shareholders are not taken into account under ASX Listing Rule 7.1 in calculating the number of securities which the Company can issue in the next 12 months. The Company can only make an offer under the SPP once every 12 months without the need for a separate disclosure document.)

The SPP will be underwritten by Patersons Securities Limited. Accordingly, to the extent that shareholders do not participate in the SPP, those shortfall shares will be subscribed for by Patersons Securities Limited (or persons nominated by Patersons Securities Limited (in consultation with the Company)).

The effect of obtaining shareholder approval for the underwritten SPP will be that the shares issued to the underwriter (or persons nominated by the underwriter) will, in effect, not be taken into account under ASX Listing Rule 7.1 in calculating the number of securities which the Company can issue in the next 12 months.

Details of the proposed placement

To enable the shareholders to approve the proposed placement of shares, the directors provide the following additional information in accordance with ASX Listing Rule 7.3:

- Up to *5,882,353* fully paid ordinary shares in the Company are to be issued.
- The shares will be issued as soon as practicable after the closing of the SPP and in any event within 3 months after the date of the meeting.
- The price at which these shares will be issued is 51 cents per share.
- The shares will be offered to shareholders in accordance with the SPP and any shortfall will be subscribed for by Patersons Securities Limited or by professional investors and sophisticated investors nominated by Patersons Securities Limited (after consulting with the Company), none of whom or whose associates is a related party of the Company.
- The shares will be fully paid ordinary shares in the Company that rank pari passu and form one class with all other ordinary shares of the Company as form their date of issue.
- The Board intends to use the funds raised as described in Item 1 above.

The Board of the Company unanimously recommends that shareholders vote in favour of the resolution.

- The shares will be fully paid ordinary shares in the Company that rank pari passu and form one class with all other ordinary shares of the Company as from their date of issue.

- The new capital will be used to fund the development of line extensions of the microbicide gel VivaGel™ including the prevention of Genital Herpes, to further build the company's product pipeline, and to increase collaborative activities with its investee company, US based Dendritic NanoTechnologies, Inc (DNT). The Company believes that the capital raised will be sufficient to fund its requirements for at least two years.

The Board of the Company unanimously recommends that shareholders vote in favour of the resolution.

Item 2: Placement of Shares

Item 2 seeks shareholder approval for the second tranche of the proposed placement, involving the issue of up to *13,956,162* ordinary shares in the Company.

The effect of obtaining shareholder approval for this second tranche will be that the shares issued will, in effect, not be taken into account under ASX Listing Rule 7.1 in calculating the number of securities which the Company can issue in the next 12 months.

Details of the proposed placement

To enable the shareholders to approve the proposed placement of shares, the directors provide the following additional information in accordance with ASX Listing Rule 7.3:

- Up to *13,956,162* fully paid ordinary shares in the Company are to be issued.

- It is anticipated that the issue and allotment of the ordinary shares will take place progressively following the meeting, within 3 months after the date of the meeting.

- The price at which these shares will be issued is 51 cents per share.

- The shares will only be issued to professional investors and sophisticated investors nominated by Patersons Securities Limited (after consulting with the Company), none of whom or whose associates is a related party of the Company.

- The shares will be fully paid ordinary shares in the Company that rank pari passu and form one class with all other ordinary shares of the Company as form their date of issue.

- The Board intends to use the funds raised as described in Item 1 above.

The Board of the Company unanimously recommends that shareholders vote in favour of the resolution.

STARPHARMA HOLDINGS LTD
ABN 20 078 532 180

EXPLANATORY NOTES TO NOTICE OF EXTRAORDINARY GENERAL MEETING

These explanatory notes form part of the Notice of Meeting.

Item 1: Ratification of Share Issue

In September 2005 the Company entered into a mandate agreement with Patersons Securities Limited for the arrangement of a placement of shares and an underwritten share purchase plan to raise a combined total of up to $15 million.

Under the terms of the mandate it was agreed that the placement would seek to raise $12 million through the issue of shares in two tranches:

(1) the first being in respect of a number of shares approximately equal to the maximum number of shares permitted under ASX Listing Rule 7.1 to be issued without shareholder approval; and

(2) the second being equal to the number of shares necessary to raise the balance of $12 million, subject to shareholder approval.

Item 1 seeks shareholder ratification of the first tranche issue, which has not been made as at the date of this notice of meeting, but will have been made prior to the meeting.

Subject to certain exceptions, ASX Listing Rule 7.1 prohibits the Company issuing, in any 12 month period, more than 15% of the number of shares on issue at the commencement of that period, without shareholder approval. ASX Listing Rule 7.4 provides that an issue of shares made without shareholder approval under ASX Listing Rule 7.1 is treated as having been made with shareholder approval if the issue is subsequently approved by the company's shareholders, and issue did not breach ASX Listing Rule 7.1.

To restore the Company's 15% placement capacity, it is proposed that shareholders pass an ordinary resolution to approve and ratify the share placement that will occur before the date of the meeting.

Details of the proposed placement

To enable the shareholders to approve the proposed placement of shares, the directors provide the following additional information in accordance with ASX Listing Rule 7.3:

- *9,573,250* fully paid ordinary shares in the Company are to be issued.
- Under the current timetable the shares will be issued on or about 18 November 2005.
- The price at which these shares will be issued is 51 cents per share.
- The shares will only be issued to professional investors and sophisticated investors nominated by Patersons Securities Limited (after consulting with the Company), none of whom or whose associates is a related party of the Company.

Proxies

A member has the right to appoint a proxy, who need not be a member of the Company. If a member is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. The Proxy Form must be deposited 24 hours prior to the commencement of the meeting, at the share registry of the Company, Computershare Investor Services Pty Limited, located at Yarra Falls, 452 Johnston Street, Abbotsford, Vic, 3067 or at the Company's Registered Office, Baker Building, 75 Commercial Road, Melbourne, Vic, 3004 or by facsimile to Computershare on (03) 9473 2555 or to the Company on (03) 9510 5955.

starpharma

File No. 82-34832

STARPHARMA RAISES A$15M THROUGH INSTITUTIONAL PLACEMENT AND SHARE PURCHASE PLAN

Melbourne, Australia – 14 November 2005. Starpharma Holdings Limited (ASX: SPL, USOTC:SPHRY) today announced a successful A$15 million capital raising, positioning the company for further significant growth.

The structure of the capital raising included a $12 million institutional placement at $0.51 and an underwritten Share Purchase Plan (SPP) to raise an additional $3 million. The institutional placement, which closed on Friday 11 November, was over subscribed. The SPP, also priced at $0.51, is expected to be well supported by Starpharma's more than 2000 shareholders. The SPP is expected to run from 22 November to December 15 2005.

Patersons Securities, the lead manager of the Placement and underwriter of the SPP, has confirmed more than 70% of the Placement was raised through new and existing institutional investors.

Last month Starpharma also received US$20.3m (A$26m) of non-dilutive funding from one of the most significant health organisations in the world, the National Institutes of Health (NIH), to develop VivaGel™, a topical vaginal microbicide to protect women from HIV.

The new capital will be used to fund the development of line extensions of VivaGel™ including the prevention of Genital Herpes, to further build the company's product pipeline, and to increase collaborative activities with its investee company, US based Dendritic NanoTechnologies, Inc (DNT).

Dr John Raff, CEO of Starpharma said "We are very pleased to have received support from our existing institutional investors as well as attracting a number of new institutional investors to our share register through this capital raising."

"The support of some of Australia's leading financial institutions is validation of the commercial opportunities for VivaGel™, and recognition of the future value of our dendrimer nanotechnology pipeline and of our 33% equity stake in DNT," said Dr Raff.

About Starpharma:

Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signalling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and

File No. 82-34832

starpharma

STARPHARMA'S US ASSOCIATE DNT RECEIVES "TECHNOLOGY INNOVATION OF THE YEAR" AWARD

Melbourne, Australia – 10 November 2005 – Dendritic Nanotechnologies, Inc (DNT), an investee company of Starpharma Holdings Limited, has released the attached press announcement regarding the "Advanced Medical Applications of the Year" Award by Frost & Sullivan for its work in developing and commercializing the Priostar™ family of dendrimers.

About Starpharma:
Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and
- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

dnt

DENDRITIC NANOTECHNOLOGIES INC.

FOR IMMEDIATE RELEASE

Dendritic Nanotechnologies' Priostar Family of Dendrimers Receives "Technology Innovation of the Year" Award

MOUNT PLEASANT, MI—November 9, 2005—Dendritic Nanotechnologies Inc. (DNT), a company focused on the discovery, development, and commercialization of dendrimer technologies to create a new generation of innovative products for the identification and treatment of human diseases, has been awarded the "Advanced Medical Applications Technology Innovation of the Year" Award by a leading global growth consulting company. The Award was bestowed on DNT by Frost & Sullivan for its work in developing and commercializing the Priostar™ family of dendrimers.

Frost & Sullivan selected DNT from a field of several dozen nanotech companies. After a selection process that included primary participant interviews and extensive primary and secondary research, Frost & Sullivan concluded that DNT's dendrimer-based nanostructures "represent a potent delivery platform for a vast array of diagnostics and therapeutics and could be employed to manufacture a variety of biotechnology and pharmaceutical products."

Of particular importance during the evaluation process was the precise control over size, composition, surface functionality and interior space offered by the Priostar family of dendrimers. Precise control of their physical characteristics means than Priostar dendrimers can be tailored to a wide array of markets, including medical and health, food and agriculture, energy and electronics, environmental and industrial safety, personal and household, and chemicals and manufacturing.

Frost & Sullivan also noted that: "While nanotechnology in general has promised great advances, there are relatively few tangible products with clear and present applications. Moreover, many of these products cannot be cost-effectively produced in large enough volumes. DNT's dendritic nanostructures appear to be an exception. These dendritic polymers can serve as effective delivery vehicles *in vitro* and *in vivo* due to their specific, precise and predictable architecture."

"DNT's Priostar dendrimers, as nanoscale building blocks, radically change the current economics of nanotechnology and we are pleased to see them validated by a prestigious growth consulting company such as Frost & Sullivan," said Robert Berry, DNT's chief executive officer. "Priostar has established a new price point for an essential technology, placing it within reach of new applications and uses."

About Frost & Sullivan
Frost & Sullivan, a global growth consulting company, has been partnering with clients to support the development of innovative strategies for more than 40 years. The company's industry expertise integrates growth consulting, growth partnership services, and corporate management training to identify and develop opportunities. Frost & Sullivan serves an extensive clientele that includes Global 1000 companies, emerging companies, and the investment community by providing comprehensive industry coverage that reflects a unique global perspective and combines ongoing analysis of markets, technologies, econometrics, and demographics. For more information, visit www.frost.com.

About DNT

Dendritic Nanotechnologies Inc. (DNT) is focused on the discovery, development, and commercialization of dendrimer technologies to create a new generation of innovative products for the identification and treatment of human diseases. DNT's proprietary dendrimer platform serves as a targeted diagnostic and therapeutic delivery system for a wide variety of drugs to cancer cells and other diseases. Improved efficacy, enhanced solubility, and lower toxicity have been demonstrated for many existing drugs. DNT is committed to producing commercially viable dendrimers that can be manufactured in large quantities, and to driving down manufacturing complexity and costs. The company has a patent pending on its Priostar™ family of dendrimers, a novel dendrimer family that breaks through previous cost and manufacturing barriers.

DNT's technology development is directed by Donald A. Tomalia, Ph.D., president and chief technical officer. Dr. Tomalia is the inventor of dendrimers and has led numerous commercial developments during a 25-year management and senior scientist career with The Dow Chemical Company. See www.dnanotech.com.

Starpharma (ASX:SPL; USOTC: SPHRY) is an equity holder in DNT and is focused on the development and application of dendrimer nanotechnologies as drugs against major diseases. Starpharma's lead dendrimer product, VivaGel™ is currently in expanded human safety clinical trials under an active IND with the US FDA. VivaGel™ is a topical microbicide gel product that is being developed for women as a preventative against the sexual transmission of HIV and other sexually transmitted infections.

Media contact:

Tim Cox — Zing Public Relations
+1-650-369-7784 office — +1-650-888-6116 cell
tim@zingpr.com

File No. 82-34832

starpharma

QUARTERLY CASH FLOW REPORT
PERIOD ENDED 30 SEPTEMBER 2005

Attached is the Appendix 4C – Quarterly Cashflow Report – for Starpharma Holdings Ltd (ASX:SPL, USOTC:SPHRY) for the quarter ended 30 September 2005.

The cash balance at the end of the quarter was A$5.5 million. The recent A$26 million NIH contract awarded to Starpharma is effective from 1 October and will support the development of VivaGel™ for prevention of HIV including scale up manufacturing through to large scale efficacy trials. This non-dilutive funding significantly reduces the funds required to take VivaGel™ through to commercialization.

John W Raff
Chief Executive Officer

About Starpharma:
Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and
- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of

reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Name of entity

Starpharma Holdings Limited

ABN	Quarter ended ("current quarter")
20 078 532 180	30 September 2005

Consolidated statement of cash flows

	Cash flows related to operating activities		**Current Quarter $A'000**	**Year to Date $A'000**
1.1	Receipts from customers		420	420
1.2	Payments for	(a) staff costs	(864)	(864)
		(b) advertising and marketing	-	-
		(c) research and development	(2,260)	(2,260)
		(d) leased assets	-	-
		(e) other working capital	-	-
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		75	75
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other		-	-
	Net operating cash flows		(2,629)	(2,629)

	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(36)	(36)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	(36)	(36)
1.14	**Total operating and investing cash flows**	(2,665)	(2,665)

Cash flows related to financing activities

1.15	Proceeds from issues of shares	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other: - Share Issue Costs	-	-
	Net financing cash flows	-	-
Net increase (decrease) in cash held		**(2,665)**	**(2,665)**
1.21	Cash at beginning of quarter/year to date	**8,166**	**8,166**
1.22	Exchange rate adjustments		
1.23	**Cash at end of quarter**	**5,501**	**5,501**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(79)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 consists of the following:

(a) Remuneration paid to the Chief Executive Officer.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements - Credit card facility	140	20

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,190	2,043
4.2	Deposits at call	4,311	6,123
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	5,501	8,166

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-
5.5	Nature of business	-	-

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.



....Date: 31 October 2005
B P Rogers
Company Secretary

starpharma

File No. 82-34832

MARKET UPDATE - CORRECTION

With respect to the Market Update lodged with the ASX on 14 October 2005, it has come to the Company's attention that there was an error on slide 14 regarding the market opportunity for microbicides in developed countries. The assumption "*115m (40%) of those unmarried (ignores use by 176m married women)*" was incorrectly included and should be deleted. A copy of the corrected slide is attached.

For clarity, the Company emphasises that the market estimates (for developed countries) included in the table have been based on an addressable market of 291 million women.

About Starpharma:
Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and
- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

Developed Countries: Market opportunity for microbicides

starpharma

Market Penetration	Average Frequency of Use per Annum		
	25x	50x	100x
2.5%	US$365m	US$730m	US$1460m
5.0%	US$725m	US$1450m	US$2900m
10.0%	US$1450m	US$2900m	US$5800m

- Key assumptions
  - 291m women of reproductive age (15-49) in developed countries
  - Unit sale price circa US$2
  - Usage rates according to published data

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

(Replacement Form)

Name of entity

Starpharma Holdings Limited

ABN

078 532 180

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,112,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	consideration for the assignment of technology
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 October 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	118,347,000	ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,282,000	Options expiring at various dates ex various prices (SPLAM)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

141813902

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 October 2005
(~~Director~~/Company secretary)

Print name: B P Rogers

== == == == ==

starpharma

File No. 82-34832

13 October, 2005

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

REPLACEMENT PAGE – ANNUAL REPORT ELECTRONIC VERSION

Attached is a replacement page 3 for the electronic version of the Annual Report that was lodged with ASX. This page has a correction to the AGM date. The printed copies of the report mailed to shareholders have the correct date.

Yours sincerely,

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road, Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

Corporate Directory

COMPANY NAME	Starpharma Holdings Limited ABN 20 078 532 180
DIRECTORS	P T Bartels *AO* (Chairman) J W Raff *Dip Ag Sc, BSc, PhD* (Chief Executive Officer) P M Colman *BSc (Hons), PhD, FAA, FTSE* R Dobinson *B Bus (Acc)* L Gorr *B Juris LLB, M.Admin* P J Jenkins *MB, BS (Melb), FRACP*
CHIEF EXECUTIVE OFFICER	J W Raff *Dip Ag Sc, BSc, PhD*
SECRETARY	B P Rogers
REGISTERED OFFICE	Level 6, Baker Building 75 Commercial Road, Melbourne Victoria 3004 Telephone (03) 8532 2700 Facsimile (03) 9510 5955
NOTICE OF ANNUAL GENERAL MEETING	The annual general meeting of Starpharma Holdings Ltd will be held at: ASX Theatrette (530 Collins Street, Melbourne) Time: 4:00pm Date: Wednesday 16 November 2005
SHARE REGISTER	Computershare Investor Services Pty Ltd Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 PO Box 103, Abbotsford VIC 3067 Enquiries (within Australia) 1300 850 505 outside Australia 613 6415 4000 Facsimile 613 9473 2500
STOCK EXCHANGE LISTING	Australian Stock Exchange Limited (ASX) Level 3, 530 Collins Street, Melbourne VIC 3000 Australia ASX Code: SPL Starpharma's American Depositary Receipts (ADRs) trade under the code SPHRY (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.
AUDITOR	PricewaterhouseCoopers Freshwater Place Southbank VIC 3006 Australia
SOLICITORS	Blake Dawson Waldron Level 39, 101 Collins Street Melbourne VIC 3000 Australia
BANKERS	Commonwealth Bank of Australia National Australia Bank Wachovia Bank, USA
WEBSITE	**www.starpharma.com**

Our Ref: DOR:327078
Your Ref:

Piper Alderman

12 October 2005

Mr Ben Rogers
Company Secretary
Starpharma Holdings Limited
Baker Building
75 Commercial Road
MELBOURNE VIC 3004

Dear Ben

Substantial shareholder notice

Please find attached notice of initial substantial shareholder prepared in respect of Biomolecular Research Institute. Notice has also been given to the ASX.

Yours faithfully
Piper Alderman

Per:

Doug Robertson
Partner

Lawyers
ABN 42 843 327 183
Level 9
60 Collins Street
Melbourne Vic 3000

GPO Box 2105
Melbourne Vic 3001
DX 30829 Collins Street
Melbourne
Telephone +61 3 8665 5555
Facsimile +61 3 8665 5500

www.piper-alderman.com.au

Melbourne • Sydney
Brisbane • Adelaide

Partner:
Doug Robertson
Direct Phone +61 3 8665 5503
Email: drobertson@piper-alderman com.au

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial shareholder

To Company Name/Scheme	Starpharma Holdings Limited
ACN/ARSN	ACN 078 532 180

1. Details of substantial shareholder(1)

Name	Biomolecular Research Institute Limited
ACN/ARSN (if applicable)	ACN 050 135 012
The holder became a substantial holder on	10/10/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	7,112,000	7,112,000	6.009%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Biomolecular Research Institute Limited	Acquirer under contract with Starpharma Holdings Limited dated 10/10/2005 (power to control voting and dispose of securities)	7,112,000 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Biomolecular Research Institute Ltd	Biomolecular Research Institute Ltd	Biomolecular Research Institute Ltd	7,112,000 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Biomolecular Research Institute Ltd	10/10/2005		Assignment of technology	7,112,000 ordinary shares

6. Associates

The reason the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name of ACN/ARSN (if applicable)	Nature of association
Not applicable	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Biomolecular Research Institute Limited	343 Royal Parade, Parkville, Victoria

[redacted]

Signature

Print Name JOHN V PLUNKETT

Sign here X DIRECTOR

DIRECTIONS

1. If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

2. See the definition of "associate" in section 9 of the Corporations Act 2001.

3. See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

4. The voting shares of a company constitute one class unless divided into separate classes.

5. The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

6. The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

7. Include details of:

   (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection (671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

   (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

   See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

8. If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write "unknown".

9. Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may become, entitled to receive in relation to that acquisition. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

File No. 82-34832

starpharma

STARPHARMA'S US ASSOCIATE DNT ANNOUNCES MAJOR COLLABORATION ON DENDRIMER BASED CANCER DETECTION TECHNOLOGY

Melbourne, Australia – 11 October 2005 – Dendritic Nanotechnologies, Inc (DNT), an investee company of Starpharma Holdings Limited, has released the attached press announcement regarding a major collaboration with the Nanotechnology Characterization Laboratory (NCL), an organization established by the US National Cancer Institute.

As well as being a major endorsement of DNT's technology, this collaboration will provide a valuable contribution to the pre-clinical development program for dendrimer based cancer detection technology leading up the submission of an Investigational New Drug (IND) filing with the US Food and Drug Administration.

About Starpharma:
Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and

- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of

Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

dnt
DENDRITIC NANOTECHNOLOGIES INC.

FOR IMMEDIATE RELEASE

DENDRITIC NANOTECHNOLOGIES Signs One of First Characterization Collaboration Agreements with Nanotechnology Characterization Laboratory

MOUNT PLEASANT, MI—October 10, 2005— DENDRITIC NANOTECHNOLOGIES INC. (DNT), a company that is focused on the discovery, development, and commercialization of dendrimer technologies to create a new generation of innovative products for the identification and treatment of human diseases, has entered into one of the first characterization collaborations with the Nanotechnology Characterization Laboratory (NCL), an organization established by the National Cancer Institute to foster collaboration between the government and the private sector. The agreement with NCL will focus on the characterization by NCL of DNT's STARBURST™ dendrimers as macromolecular dendrimer-based MRI contrast agents for sensitive, non-invasive cardiovascular diagnostics.

DNT's STARBURST and Priostar™ dendrimers are "smart" biopharmaceutical nanotechnology platforms that can be used to deliver precise quantities of a drug or contrast agent to a specific location within the human body. DNT's dendrimers will be subjected to an assay cascade consisting of physical characterization, *in vitro* studies, and *in vivo* ADME/Tox protocols to determine their absorption, distribution, metabolism, excretion, and toxicity. DNT's proprietary dendrimer platform also serves as a targeted diagnostic and therapeutic delivery system for a wide variety of drugs to cancer cells and other diseases. Improved efficacy, enhanced solubility, and lower toxicity have been demonstrated for many existing drugs.

The intent of these studies is to generate data in support of an investigative new drug (IND) filing with the U.S. Food and Drug Agency (FDA). It is estimated that the NCL's characterization efforts will take approximately 12–15 months.

"Development of dendrimer-based MRI contrast agents for sensitive, non-invasive intravascular agents is highly desired in the medical world," said Robert Berry, DNT's chief executive officer. "DNT's STARBURST dendrimers have demonstrated intravascular properties that increase sensitivity and image clarity with potentially lower dosage compared to currently available general-use contrast agents. DNT's smart nanostructures feature precise and predictable physical properties that make them especially useful in commercial applications requiring novel properties with nanometer precision."

The collaboration agreement with DNT is one of the first characterization agreements entered into by the NCL and will be used to perform a preclinical assessment of DNT's intravascular dendrimer-based MRI contrast agents. These assessments will help provide the data necessary to enter the FDA's Phase I clinical trials. This will be the second dendrimer-based application submitted to FDA: Starpharma Holdings Ltd. (a DNT license holder and investor) is currently undertaking clinical trials with a dendrimer-based topical microbicide, VivaGel™, aimed at the prevention of HIV.

In 2005, the National Institute of Standards and Technology, the Food and Drug Administration, and the National Cancer Institute established the Nanotechnology Characterization Laboratory to perform preclinical efficacy and toxicity testing of nanoscale

materials. A key activity of the NCL will be to work with FDA scientists to develop an assay cascade that can serve as the standard protocol for preclinical toxicology, pharmacology, and efficacy of nanoscale materials. This assay cascade will characterize a nanoscale device's physical attributes, its *in vitro* biological properties, and its *in vivo* compatibility.

Dendrimers — an Emerging Platform for New Diagnostics
The versatility of the dendrimer architecture provides DNT and its commercial partners with unique advantages. The ability to control the properties of size, surface, and encapsulation are critical to any intravascular agent product. Feasibility studies on dendrimer-based contrast agents have demonstrated excellent carrying capacity, superior image enhancement, and sufficient retention for imaging, with good routes of elimination. The use of dendrimers as a platform for new therapies has already yielded excellent results: DNT has encapsulated Magnevist®, AG Schering's off-patent, low molecular weight, market-leading contrast agent, within its STARBURST and Priostar dendrimers. DNT's technology has allowed Magnevist molecules to be contained within the dendrimer interior, resulting in the creation of a macromolecular contrast agent with the surface available for further modification.

About the Nanotechnology Characterization Laboratory
The Nanotechnology Characterization Laboratory (NCL) performs and standardizes the pre-clinical characterization of nanomaterials intended for cancer therapeutics and diagnostics developed by researchers from academia, government, and industry. The NCL serves as a national resource and knowledge base for cancer researchers, and facilitates the development and translation of nanoscale particles and devices for clinical applications.

The National Cancer Institute believes that the NCL's activities will markedly speed the development of nanotechnology-based products for cancer patients, reduce the risk of doing so, and encourage private-sector investment in this promising area of technology development. By achieving its goals, the NCL will provide a comprehensive set of baseline characterization parameters that will enable cancer biologists, drug and diagnostic developers, and clinical oncologists to apply their tools to solving problems that most affect cancer patients. This work will also lay a scientific foundation that will enable the FDA to make sound decisions concerning the testing and approval of nanoscale cancer diagnostics, imaging agents, and therapeutics. See http://ncl.cancer.gov.

About DNT
DENDRITIC NANOTECHNOLOGIES INC. (DNT) is focused on the discovery, development, and commercialization of dendrimer technologies to create a new generation of innovative products for the identification and treatment of human diseases. DNT's proprietary dendrimer platform serves as a targeted diagnostic and therapeutic delivery system for a wide variety of drugs to cancer cells and other diseases. Improved efficacy, enhanced solubility, and lower toxicity have been demonstrated for many existing drugs.

DNT is committed to producing commercially viable dendrimers that can be manufactured in large quantities, and to driving down manufacturing complexity and costs. The company has a patent pending on its Priostar™ family of dendrimers, a novel dendrimer family that breaks through previous cost and manufacturing barriers.

DNT's technology development is directed by Donald A. Tomalia, Ph.D., president and chief technical officer. Dr. Tomalia is the inventor of dendrimers and has led numerous commercial developments during a 25-year management and senior scientist career with The Dow Chemical Company.

DNT is committed to developing and integrating dendrimer technologies via corporate alliances that allow DNT scientists to use their combined expertise to assist business partners by accelerating the pre-clinical development of products that are significantly more effective and safer.

See http://www.dnanotech.com.

STARBURST and Priostar are trademarks of DENDRITIC NANOTECHNOLOGIES INC. All other trademarks mentioned herein are held by their respective owners.

Media contact:
Tim Cox — Zing Public Relations
+1-650-369-7784 office — +1-650-888-6116 cell
tim@zingpr.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Starpharma Holdings Limited

ABN

078 532 180

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,112,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	yes
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	consideration for the assignment of technology
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 October 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	7,112,000	ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

141813902

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 October 2005
(~~Director/~~Company secretary)

Print name: B P Rogers

== == == == ==

File No. 82-34832

starpharma

11 October, 2005

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT 2001 (CTH)

On 10 October 2005 Starpharma Holdings Limited issued 7,112,000 ordinary shares to Biomolecular Research Institute Limited ACN 050 135 012.

The Company gives notice under section 708A(5) of the *Corporations Act 2001* (Cth) (**Act**) that:

1. the Company issued the shares without disclosure to investors under Part 6D.2 of the Act;
2. as at the date of this notice, the Company has complied with:
    a. the provisions of Chapter 2M of the Act as they apply to the Company; and
    b. section 674 of the Act; and
3. as at the date of this notice, there is no information to be disclosed which is excluded information as defined in section 708A(7) of the Act.

Yours sincerely,

Ben Rogers
Company Secretary

STARPHARMA HOLDINGS LTD ABN 20 078 532 180
Baker Building, 75 Commercial Road, Melbourne, Victoria 3004 Australia
PO Box 6535, St Kilda Road Central, Vic 8008
Telephone: +613 8532 2700 Facsimile: +613 9510 5955 www.starpharma.com

File No. 82-34832

starpharma

Starpharma Secures Full Ownership of Core Technology

Melbourne, Australia – 10 October 2005 – Starpharma Holdings Limited and the Biomolecular Research Institute Limited (BRI) today announced an important change to the technology licence arrangements that were executed when Starpharma was spun-out of the BRI in 1996.

Under the new agreement Starpharma has acquired outright ownership of this core technology, which includes three key patent families. The 25% royalty that was payable to BRI under the original licence has been cancelled. This technology, in part, forms the original underlying technology of Starpharma's VivaGel™ family of products. In return Starpharma has issued 7.112 million ordinary fully paid shares in the company (representing a 6.39% holding) to the BRI.

The shares issued to BRI will be held in voluntary escrow for a period of 12 months. Starpharma can however consent to the release of these shares for transfer to an independent third party during the escrow period.

Dr John Raff, Starpharma's CEO, commented: "This is the right deal at the right time and it is very much in the interests of our shareholders. By having complete ownership of the underlying technology, Starpharma will have greater freedom and control over the process of commercialising the VivaGel™ family of products. As a result, the commercial value of the technology and of VivaGel™ have been significantly enhanced for the benefit of all shareholders."

About Starpharma:
Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and
- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

File No. 82-34832

starpharma

Development of Starpharma's VivaGel™ Accelerated with $US20m Funding from NIH

- **Development of VivaGel™ significantly accelerated**
- **Development costs externally funded through to the start of large-scale efficacy trials**
- **No loss of product ownership or dilution of equity for Starpharma**
- **Significant commercial opportunity exists for VivaGel™ in North American and European markets**

Melbourne, Australia – 3 October 2005 – Starpharma's VivaGel™, a vaginal microbicide against sexually transmitted infections (STIs), received a major boost today with the award of $US20.3m (approximately $A26.4m) development funding by the US-based National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH).[1]

This is one of the largest awards ever made in Australia by the NIAID.

Under this award, the development will be led by Starpharma's Vice President of Drug Development, Tom McCarthy.

"We feel that this significant financial support from the NIH demonstrates that the product rationale and data for VivaGel™ to date is of the highest quality and that VivaGel™ provides a very promising approach to HIV prevention," said Dr John Raff, CEO of Starpharma.

"In addition to funding the development of VivaGel™, we believe that the relationship with the NIH will also provide access to key investigators and opinion leaders who will play a significant role in ensuring the successful development and commercialisation of VivaGel™."

VivaGel™: externally funded through to the start of large-scale efficacy trials

VivaGel™ has already been successfully tested in a number of studies including a Phase 1 human safety trial. This new funding is significant because it accelerates the progress of VivaGel™ to market, and means that VivaGel™ now has fully-external, non-shareholder funding through to the start of large-scale efficacy trials.

[1] Under Contract No. HHSN266200500042C

Significant commercial opportunity exists in North American and European markets along with great need in the developing world

Microbicides are expected to be of major importance in the fight against HIV and other STIs given the limited success of vaccine-based approaches to date, and the relatively low rates of condom use. VivaGel™ is a vaginal topical microbicide designed to prevent the transmission of STIs during intercourse, including HIV and genital herpes.

In the USA, AIDS (a result of HIV infection) is now the number one cause of death among African-American women between the ages of 25 and 34.[2] Recent prevalence studies of HSV-2, which causes genital herpes, indicate that approximately 45 million Americans (26% of women and 18% of men) are infected with the virus.[3] With no cure currently available and the limited success of existing prevention strategies, infection rates in the US and elsewhere are expected to continue to rise sharply. Moreover, infection with HSV-2 has been shown to increase the probability of subsequent infection by HIV.

The funding was awarded by the NIAID after an independent, external review of the proposal to advance VivaGel™ through the clinical pipeline, by an international panel of experts in this field.

VivaGel™'s value enhanced without sacrificing Starpharma equity or product ownership.

Peter Bartels, chairman of Starpharma commented: "This NIH support significantly reduces the financial and development risk for VivaGel™ and provides a high degree of leverage for investors thus reducing the burden on their funding of the product. The support is particularly attractive as it secures development funding without the company being required to give away any commercial rights to the product."

In connection with the award, Australian Minister for Industry, Tourism and Resources, Ian Macfarlane commented: "The Australian Government, through its $100 million *Pharmaceuticals Partnerships Program,* is an active supporter of R&D in the pharmaceutical and biotechnology industries, particularly companies like Starpharma that take a research lead on such vital global health issues. Starpharma was recently awarded $5.5m under P3 and previously received several R&D grants including a $2.7m grant for VivaGel™ in recognition of the significant commercial potential of the product and of the importance of the prevention of sexually transmitted infections."

The NIAID/NIH funding is provided under a contract with Starpharma and development activities will be conducted under a collaborative research agreement with a team of internationally recognised leaders in the development of new HIV treatment and prevention measures including the Burnet Institute (Melbourne, Australia), The National Centre for HIV Epidemiology and Clinical Research at the University of New South Wales (Sydney, Australia) and the Thai Red Cross AIDS Research Centre (Bangkok, Thailand).

About Starpharma:
Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead development product is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

[2] The Microbicide Development Act, in the Senate of the United States, March 2005.
[3] Epidemiology of HSV in Developed Countries, HERPES, 11 Supplement 1, 2004.

VivaGel™ is the first example of a product to come from Starpharma's Dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and

- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Media	**Starpharma** www.starpharma.com	
Rebecca Wilson Buchan Tel: +61 2 9237 2800 Mob: +61 417 382 391 rwilson@bcg.com.au	**Dr John Raff** Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

File No. 82-34832

starpharma

29 September 2005

Starpharma Holdings Limited wishes to respond to current market rumours and speculation, consistent with the Company's continuous disclosure obligations under the ASX Listing Rules.

One of the Company's stated key strategies for creating maximum shareholder value is to seek external support from both Australian and international sources to support the Company's discovery, development and commercialisation activities.

The Company is currently in confidential discussions regarding a potential opportunity for funding of the further development of VivaGel™.

The potential arrangements are incomplete, and the Company will continue to keep the market fully informed of any relevant developments, although timing of any decision is outside the Company's control.

About Starpharma:
Starpharma Holdings Limited (ASX:SPL, USOTC:SPHRY) leads the world in the application of nanotechnology to pharmaceuticals. The Company's lead product in development is VivaGel™, a vaginal microbicide designed to prevent the transmission of STIs, including HIV and genital herpes.

VivaGel™ is the first example of a product to come from Starpharma's Dendrimer-based discovery pipeline, which also includes specific programs in the fields of ADME Engineering™ (using dendrimers to control where and when drugs go when introduced to the body), Polyvalency (using the fact that dendrimers can activate multiple receptors simultaneously) and Targeted Diagnostics (using dendrimers as a scaffold to which both location-signaling and targeting groups are added to allow location of specific cell type, such as cancer cells).

Starpharma also has equity interests in two companies:

- *Dendritic NanoTechnologies, Inc. (DNT)* – established with the pioneer of dendrimer nanotechnology Dr Donald A. Tomalia and based in Michigan, USA; and

- *Dimerix Bioscience Pty Ltd* – a specialist drug development company established to commercialise unique technology developed at the Western Australian Institute for Medical Research in the new field of receptor coupling, specifically G-Protein coupled receptors ("GPCRs").

Dendrimers: A type of precisely-defined, branched nanoparticle. Dendrimers have applications in the medical, electronics, chemicals and materials industries.

Microbicides: A microbicide inactivates, kills or destroys microbes such as viruses and bacteria. Microbicides may be formulated as gels, creams, sponges, suppositories or films with the purpose of reducing significantly the incidence of STIs. There are currently no vaginal microbicides on the market. They are intended for vaginal or rectal use to afford protection for varying periods, from several hours up to days. Microbicides may also be designed to have a contraceptive function by inhibiting sperm.

American Depositary Receipts (ADRs): Starpharma's ADRs trade under the code **SPHRY** (CUSIP number 855563102). Each Starpharma ADR is equivalent to 10 ordinary shares of Starpharma as traded on the Australian Stock Exchange. The Bank of New York is the depositary bank.

For further information:

Starpharma www.starpharma.com	
Dr John Raff Chief Executive Officer +61 3 8532 2701 john.raff@starpharma.com	**Ben Rogers** Company Secretary +61 3 8532 2702 ben.rogers@starpharma.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 03 9614 0303
Internet http://www.asx.com.au

27 September 2005

Ben Rogers
Company Secretary
Starpharma Holdings Limited
Level 6
Baker Heart - Research Building
Commercial Road
Prahan VIC 3181

By email:- ben.rogers@starpharma.com

Dear Ben

Starpharma Holdings Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 51.5 cents at the close of trading yesterday to a high of 60 cents today.

In light of the price change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at kate.kidson@asx.com.au or by facsimile on **facsimile number 03 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m.** E.S.T.) **on** Wednesday, 28 September 2005).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Sent by electronic means without signature

Kate Kidson
Senior Companies Adviser

Direct Line: (03) 9617 7831

starpharma

27 September 2005

Kate Kidson
Senior Companies Adviser
Australian Stock Exchange Limited
Level 3, Stock Exchange House
530 Collins Street
MELBOURNE Vic 3000

By email: kate.kidson@asx.com.au

Dear Kate,

RE: PRICE QUERY

In reply to your letter today regarding the upward movement in the price of the securities of Starpharma Holdings Limited ("Company") we respond as follows:

1. The Company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for the recent trading in the securities of the Company.

2. Not applicable.

3. We are aware that a respected biotech analyst has recently released a favourable research report on the Company, and we understand that this has generated some buying interest in the Company's securities. We do not have any other explanation for today's price change.

4. We confirm that the Company is in compliance with the Listing Rules, and in particular, Listing Rule 3.1.

Yours sincerely,

Ben Rogers
Company Secretary